Exhibit 6.15

Employment Agreement

Employment Agreement (“Agreement”) dated July 11, 2017, but effective retroactive to January 1, 2017(“Effective Date”) between:

(a)           Energy Hunter Resources, Inc., a Delaware corporation (“EHR”), and

(b)           Gary C. Evans (“Executive”).

Preliminary Statements

1.            EHR is an independent oil and gas company focused on the acquisition, drilling, and production of natural gas and oil properties and prospects in the United States.

2.            Executive founded EHR in May 2016 to take advantage of a unique and timely opportunity within the oil and gas industry due to the severe downturn which began in November 2014.

3.            The Board (as defined below) has determined it is in the best interests of EHR and the stockholders to assure that EHR will have the continued dedication of Executive following the initial public offering of the common stock of EHR and its listing on a national securities exchange.

4.            In order to accomplish these objectives, the Executive and EHR desire to enter into this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

Article I
Definitions and Interpretation

1.1          Definitions.

(a)           “Annual Base Salary” means Executive’s annual base salary as determined pursuant to Section 4.1.

(b)           “Board” means the board of directors of EHR.

(c)           “Business Territories” means all field locations in which EHR has activities directly related to the exploration or production and sale of oil and gas or on which it conducts gas gathering or other midstream operations, including but not limited to, any location as to which EHR has devoted any significant efforts for production, analysis, joint venture consideration or interest even if efforts for the actual exploration or production of oil and gas or the conduct of midstream operations have not yet commenced.

(d)           “Cause” means Executive (i) has engaged in gross negligence, gross incompetence, or willful misconduct in the performance of his duties at EHR, (ii) has failed to substantially perform his duties after a written demand for substantial performance has been delivered by him to the Board, which demand specifically identifies the failure and Executive has failed to cure such deficiency within 30 days of the receipt of such notice, (iii) has materially breached any provision of this Agreement, (iv) has committed an act of fraud, embezzlement, or breach of a fiduciary duty to EHR or an affiliate of EHR (including the unauthorized disclosure of material confidential or proprietary information of EHR or an affiliate), (v) has been convicted of (or pleaded no contest to) a criminal act involving fraud, dishonesty, or moral turpitude or any felony, or (vi) has been convicted for any violation of U.S. or foreign securities laws or has entered into a cease and desist order with the Securities and Exchange Commission alleging violation of U.S. or foreign securities laws.

(e)           “Code” means the Internal Revenue Code of 1986, as amended.

(f)           “Compensation Committee” means the Compensation Committee of the Board.

(g)           “Disability” means a physical or mental condition that would entitle Executive to payment of disability income payments under EHR’s long-term disability insurance policy or plan as then in effect; or in the event that Executive is not covered, for whatever reason under EHR’s long-term disability policy or plan or in the event EHR does not maintain such a long-term disability insurance policy or plan, then “Disability” shall mean a permanent and total disability as defined in Section 22(e) of the Code.

(h)           “Good Reason” means the occurrence of any one or more of the following:

(i)           a material diminution in Executive’s Annual Base Salary;

(ii)          a material diminution in Executive’s authority, duties, or responsibilities from those applicable to him as of the Effective Date, including a material change in the reporting structure so that Executive reports to someone other than the Board;

(iii)         a material change in the geographic location at which Executive must perform services, which for purposes of this Agreement includes only EHR requiring Executive to involuntarily relocate to a geographic location that is more than 10 miles from either the Dallas/Fort Worth, Texas metropolitan area or the Houston, Texas metropolitan area; or

(iv)         a material breach by EHR of any provision of this Agreement (including, without limitation, the requirements of paragraphs 2.2, 4.2, or 4.3 of this Agreement).

Notwithstanding the forgoing provisions of this Section 1.1(h) or any other provision in this Agreement to the contrary, any assertion by Executive of a termination of employment for “Good Reason” will not be effective unless all of the following conditions are satisfied: (1) any condition described in clauses (i) through (iv) of this Section 1.1(h) giving rise to Executive’s termination of employment must have arisen without Executive’s consent; (2) Executive must provide written notice to EHR of such condition in accordance with Section 9.2 within 30 days after the initial existence of the condition; (3) the condition specified in such notice must remain uncorrected for a period of 30 days following receipt of such notice by EHR; and (4) the date of Executive’s termination of employment must occur within one year following the initial existence of the condition specified in such notice.

(i)           “Incentive Plan” means EHR’s 2016 Omnibus Incentive Plan, as may be amended from time to time.

(j)           “Involuntary Termination” means any termination of Executive’s employment with EHR which:

(i)           does not result from a resignation by Executive (other than a resignation pursuant to clause (ii) of this Section 1.1(j)); or

(ii)           results from a resignation by Executive for Good Reason;

provided, however, the term “Involuntary Termination” will not include a termination for Cause or any termination as a result of death or Disability.

(k)           “Listing Date” means the date upon which the common stock of EHR is listed on a national securities exchange in the United States.

(l)           “Payment Date” means the 60th day following Executive’s termination of employment with EHR.

1.2          Interpretations. In this Agreement, unless a clear contrary intention appears, (a) the words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other subdivision, (b) reference to any Article or Section means such Article or Section hereof, (c) the word “including” (and with correlative meaning, “include”) means including, without limiting the generality of any description preceding such term, and (d) where any provision of this Agreement refers to action to be taken by either party, or which such party is prohibited from taking, such provision will be applicable whether such action is taken directly or indirectly by such party.

Article II
Employment and Duties

2.1          Employment. Effective as of the Effective Date and continuing for the period of time set forth in Section 3.1 of this Agreement, Executive’s employment by EHR will be subject to the terms and conditions of this Agreement.

2.2          Positions. From and after the Effective Date, EHR will employ Executive in the position of Chairman of the Board and Chief Executive Officer of EHR and subsidiaries, or in such other position or positions as the parties mutually may agree.

2.3          Duties and Services. Executive agrees to serve in the positions referred to in Section 2.2 and to perform diligently and to the best of his abilities the duties and services appertaining to such offices, as well as such additional duties and services appropriate to such offices which the parties mutually may agree upon from time to time. Executive in his capacity as Chairman of the Board and Chief Executive Officer of EHR will have all of the authorities, duties and obligations of the Chief Executive Officer of EHR as provided under Section 4.03 of the Amended and Restated Bylaws of EHR, as amended. Executive also agrees to serve, if elected, as an officer or director of any subsidiary or affiliate of EHR so long as such service is commensurate with Executive’s duties and responsibilities to EHR. Executive’s employment will also be subject to the policies maintained and established by EHR that are of general applicability to EHR’s executive employees, as such policies may be amended from time to time.

2.4          Other Interests. Executive agrees, during the period of his employment by EHR, to devote substantially all of his business time, energy, and best efforts to the business and affairs of EHR and its affiliates and not to engage, directly or indirectly, in any other business or businesses, whether or not similar to that of EHR, except as herein permitted or with the consent of the Board. The foregoing notwithstanding, the parties recognize and agree that Executive may engage in passive personal investment and charitable activities and serve on non‑profit and corporate boards of directors that, in any case, do not conflict with the business and affairs of EHR or interfere with Executive’s performance of his duties hereunder, which will be at the sole determination of the Board. EHR acknowledges that Executive has disclosed to EHR and EHR agrees that Executive may maintain his membership on the boards of directors of Novavax, Inc., the Maguire Energy Institute of Southern Methodist University, and Executive owns certain equity ownership interests in Eureka Hunter Holdings, LLC. EHR also acknowledges and agrees that (a) Executive has contributed as capital to EHR all right, title, and interest Executive held in Reorganized MHRC (as such term is defined in the Joint Chapter 11 Plan of Reorganization of Magnum Hunter Resources Corporation and its Debtor Affiliates confirmed by the United States Bankruptcy Court for the District of Delaware on April 18, 2016 [Docket No. 1165] )(14,070 implied shares with a value equivalent of $250,000) pursuant to the Settlement And Release Agreement (the “Settlement and Release”), by and among Reorganized MHRC, Gary C. Evans, and Magnum Hunter Resources Corporation; and (b) Executive may maintain his ownership interest in Eureka Hunter Holdings, LLC. EHR’s acknowledgement of the foregoing outside activities does not relieve Executive of his obligation to ensure that such activities do not conflict with the business and affairs of EHR or interfere with Executive’s performance of his duties hereunder.

2.5          Duty of Loyalty. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty to act at all times in the best interests of EHR. In keeping with that duty, Executive will make full disclosure to EHR of all business opportunities pertaining to EHR’s business and will not appropriate for Executive’s own benefit, or appropriate for the benefit of any third party, business opportunities concerning EHR’s business.

2.6          Place of Employment. Executive’s place of employment will be at EHR’s executive offices located in the Dallas/Fort Worth, Texas metropolitan area, as well as EHR’s offices located in Houston, Texas unless EHR and Executive mutually agree to an alternative location. Executive acknowledges that there may be substantial business travel associated with Executive’s position.

Article III
Term and Termination of Employment

3.1          Term. EHR will employ Executive for the period beginning on the Effective Date and ending on the third anniversary of the Effective Date. The term of this Agreement shall be extended for an additional twelve months beginning on the third anniversary of the Effective Date and on each successive anniversary unless either party provides to the other with at least 30 days prior written notice of its non-renewal for an additional twelve months or unless this Agreement has otherwise been terminated by the parties in accordance with this Agreement.

3.2          EHR’s Right to Terminate. Notwithstanding the provisions of Section 3.1, EHR will have the right to terminate Executive’s employment under this Agreement at any time for any of the following reasons:

(a)           upon Executive’s death;

(b)           upon Executive’s Disability;

(c)           for Cause; or

(d)           at any time, for any other reason whatsoever, in the sole discretion of the Board.

3.3          Executive’s Right to Terminate. Notwithstanding the provisions of Section 3.1, Executive will have the right to terminate his employment under this Agreement for any of the following reasons:

(a)           for Good Reason; or

(b)           at any time for any other reason whatsoever, in the sole discretion of Executive.

3.4          Notice of Termination. lf EHR desires to terminate Executive’s employment hereunder at any time prior to expiration of the term of employment as provided in Section 3.1, EHR may do so by giving a 30-day written notice to Executive that it has elected to terminate Executive’s employment hereunder and stating the effective date and reason for such termination, provided that no such action will alter or amend any other provisions hereof or rights arising hereunder. If Executive desires to terminate his employment hereunder at any time prior to expiration of the term of employment as provided in Section 3.1, Executive may do so by giving a 30-day written notice to EHR that he has elected to terminate his employment hereunder and stating the effective date and reason for such termination, provided that no such action will alter or amend any other provisions hereof or rights arising hereunder.

3.5          Deemed Resignations. Unless otherwise agreed to in writing by EHR and Executive prior to the termination of Executive’s employment, any termination of Executive’s employment will constitute an automatic resignation of Executive as an officer of EHR and each affiliate of EHR and an automatic resignation of Executive from the Board (if applicable) and from the board of directors or similar governing body of any affiliate of EHR and from the board of directors or similar governing body of any corporation, limited liability entity, or other entity in which EHR or any affiliate holds an equity interest and with respect to which board or similar governing body Executive serves as EHR’s or such affiliate’s designee or other representative.

3.6          Meaning of Termination of Employment. With respect to any provision of this Agreement that provides for the payment of any amounts or the provision of any benefits following a termination of employment, a termination of employment will not be considered to have occurred unless the termination constitutes a “separation from service” with EHR within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder.

Article IV
Compensation and Benefits

4.1          Base Salary.

(a)           From the Effective Date until the last day of the month in which the Listing Date occurs, Executive’s minimum base annual salary will be $360,000; and

(b)           From and after the first day of the month after the month in which the Listing Date occurs, Executive’s minimum base annual salary will be $360,000.

In either case, such minimum base annual salary shall be payable in equal installments in accordance with EHR’s standard policies and payroll practices. The Compensation Committee will review Executive’s base salary on an annual basis, and may, in its sole discretion, change Executive’s base salary effective as of any date determined by the Compensation Committee.

4.2          Bonuses and Long-Term Incentive Plan.

(a)           Participation in Bonus Plans. Executive will be eligible to participate in EHR’s bonus plans on the same terms that apply generally to EHR’s executives.

(b)           Consideration of Additional Bonus. In addition to participation in EHR’s bonus plans, the Compensation Committee has the discretion to provide Executive with additional bonus opportunities based upon criteria established by the Compensation Committee.

(c)           Long-Term Incentive Plan. Subject to the sole discretion of the Compensation Committee, Executive will also be eligible for participation in the Incentive Plan or such other long-term incentive arrangements of EHR as may from time to time be made available to other executive officers of EHR. Any awards made under the Incentive Plan or such other arrangements will be governed by Section 5.8.

4.3          Other Perquisites. During his employment hereunder, Executive will be afforded the following benefits as incidences of his employment. Executive will be responsible for any income taxes resulting from the provision of these perquisites.

(a)           Business and Entertainment Expenses. Subject to EHR’s standard policies and procedures with respect to expense reimbursement as applied to its executive employees generally, EHR will reimburse Executive for, or pay on behalf of Executive, reasonable and appropriate expenses incurred by Executive for business-related purposes, including dues and fees to industry and professional organizations and costs of entertainment and business development.

(b)           Vacation. Executive will be entitled to four weeks of paid vacation each calendar year (or a pro rata portion of such four-week vacation period for any partial year) and to all holidays provided to executives of EHR generally.

(c)           Club Memberships. EHR will pay the cost of reasonable ongoing membership dues to two private clubs to facilitate business meetings and initiate and strengthen business relationships; provided, however, that the aggregate annual membership dues reimbursable under this Section 4.3(c) shall not exceed $20,000 per year.

(d)           Vehicle. Executive is entitled to use of a EHR vehicle (whether leased or owned by EHR) while performing services for EHR, in accordance with EHR’s general policies.

(e)           Other EHR Benefits. Executive and, to the extent applicable, Executive’s spouse, dependents, and beneficiaries, will be allowed to participate in all benefits, plans, and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to other executive employees of EHR. Such benefits, plans, and programs will include, without limitation, any profit sharing plan, thrift plan, health insurance or health care plan, life insurance, disability insurance, pension plan, supplemental retirement plan, vacation and sick leave plan, and the like that from time to time may be maintained by EHR. EHR will not, however, by reason of this paragraph be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such benefit plan or program, so long as such changes are similarly applicable to executive employees generally.

(f)           Executive Long-term Disability Policy. During the term of this Agreement, to the extent permitted by EHR’s group insurance policies, EHR shall pay, on behalf of Executive, the annual premium for a long-term disability policy selected by Executive in his sole discretion. All such premiums paid by EHR shall be included in Executive’s gross income for the tax year in which such premiums are paid and shall be reported as such on Executive’s applicable Form W-2. All premium payments under this Section 4.3(f) shall be in addition to any other compensation or benefits payable to Executive under this Article IV.

4.4          Board Representation. During the term of this Agreement and provided that Executive remains an executive officer of EHR, EHR will nominate Executive to serve on the Board.

Article V
Effect of Termination on Compensation; Additional Payments

5.1          Termination Other Than an Involuntary Termination. If Executive’s employment terminates upon expiration of the term provided in Section 3.1 or if Executive’s employment terminates for any other reason except those described in Section 5.2, then EHR will continue to provide all compensation and benefits to Executive hereunder until the date of such termination of employment, and such compensation and benefits will terminate contemporaneously with such termination of employment.

5.2          Involuntary Termination. Subject to the provisions of Sections 5.5 and 5.6, if Executive experiences an Involuntary Termination from EHR or any successor thereto, then EHR (or its successor) will, as additional compensation for services rendered to EHR (including its subsidiaries), pay to Executive the following amounts and take the following actions:

(a)           Pay Executive a lump sum cash payment, in an amount equal to Executive’s Annual Base Salary in effect at the date of termination, on or before the Payment Date.

(b)           Provided Executive or his dependents timely elect to receive COBRA coverage, reimbursement for a portion of the monthly cost of the COBRA coverage premiums so that Executive will pay an amount equal to what similarly situated active employees pay for the same levels of coverage as elected by Executive or his dependents for the 12-month period following Executive’s termination, provided that this reimbursement will immediately cease if Executive commences employment with another employer, Executive or his dependents cease to be eligible for, or Executive or his dependents otherwise cease, COBRA coverage. During such 12-month period Executive must notify EHR of his employment with another employer within 30 days following his acceptance of that employment.

5.3          Interest on Late Payments. If any payment provided for in Section 5.2 is not made when due (applying the deferred payment date provided for in Section 5.6 as the due date, if applicable) then EHR will pay to Executive interest on the amount payable from the date that such payment should have been made under such Section until such payment is made, which interest will be calculated at the prime or base rate of interest announced by JPMorgan Chase Bank (or any successor thereto) at its principal office in New York and will change when and as any change in the prime or base rate is announced by the bank.

5.4          Payments Subject to Section 280G of the Code. If any payment, distribution, or provision of a benefit to Executive pursuant to the terms of this Agreement, when aggregated with any other payment, distribution, or provision of a benefit to or on behalf of Executive outside of this Agreement, would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties with respect to that excise tax (the excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), EHR will reduce the payments and benefits to Executive to the minimum extent necessary so that no part of the payments, distributions or provision of benefits received from EHR under this Agreement or outside of this Agreement will be subject to the Excise Tax. EHR will, in good faith, make the determination as to whether any reduction in the amount of the payments, distributions or provision of benefits provided under this Agreement or outside of this Agreement is necessary. Reductions will be made only if Executive’s net after-tax benefit after all reductions will exceed Executive’s net after-tax benefit if those reductions were not made. Nothing in this Agreement requires EHR to be responsible for, or have any liability or obligation with respect to, Executive’s Excise Tax liabilities under Section 4999 of the Code.

5.5          Release and Full Settlement. Any and all amounts payable and benefits or additional rights provided pursuant to Section 5.2 of this Agreement shall only be payable if (i) the Executive delivers to EHR and does not timely revoke a severance agreement (“Severance Agreement”) satisfactory to EHR in its sole discretion, which shall include a full and general release of any and all claims against EHR and any other persons or entities designated by EHR arising through the date of execution of the Severance Agreement, and, in EHR’s sole discretion, provisions requiring the Executive not to disparage EHR or its employees or its Board, not use or disclose information deemed confidential by EHR, to reasonably cooperate with EHR in transitioning business matters and handling claims and litigation; and (ii) Executive complies with his obligations under this Agreement and the Severance Agreement. If Executive is entitled to and receives the benefits provided hereunder, performance of the obligations of EHR hereunder will constitute full settlement of all claims that Executive might otherwise assert against EHR on account of Executive’s termination of employment.

5.6          Payments Subject to Section 409A of the Code. Notwithstanding the foregoing provisions of this Article, if the payment of any severance compensation or severance benefits under this Agreement would be subject to additional taxes and interest under Section 409A of the Code because the timing of such payment is not delayed as provided in Section 409A(a)(2)(B) of the Code, then any such payments that Executive (or Executive’s estate) would otherwise be entitled to during the first six months following the date of Executive’s termination of employment will be accumulated and paid on the date immediately following the expiration of a six month period after the date of Executive’s termination of employment (or if such payment date does not fall on a business day of EHR, the next following business day of EHR), or such earlier date upon which such amount can be paid under Section 409A of the Code without being subject to such additional taxes and interest. Executive hereby agrees to be bound by EHR’s determination of its “specified employees” (as such term is defined in Section 409A of the Code) in accordance with any of the methods permitted under the regulations issued under Section 409A of the Code.

5.7          Liquidated Damages. In light of the difficulties in estimating the damages for an early termination of Executive’s employment under this Agreement, EHR and Executive hereby agree that the payments, if any, to be received by Executive pursuant to this Article will be received by Executive as liquidated damages.

5.8          Other Benefits. This Agreement governs the rights and obligations of Executive and EHR with respect to Executive’s base salary and certain perquisites of employment. Except as expressly provided herein, Executive’s rights and obligations both during the term of his employment and thereafter with respect to change in control agreements, stock options, restricted stock, incentive and deferred compensation, life insurance policies insuring the life of Executive, and other benefits under the plans and programs maintained by EHR will be governed by the separate agreements, plans and other documents and instruments governing such matters.

Article VI
Protection of Confidential Information

6.1          Disclosure to and Property of EHR.

(a)           Confidential Information. Executive agrees that he will disclose promptly to EHR all information, designs, ideas, concepts, improvements, product developments, discoveries, and inventions, whether patentable or not, that are conceived, made, developed, or acquired by Executive, individually or in conjunction with others, during the term of Executive’s employment by EHR (whether during business hours or otherwise and whether on EHR’s premises or otherwise) that relate to EHR’s (or any of its affiliates’) business, trade secrets, products, or services (including, without limitation, all such information relating to corporate opportunities, product specifications, compositions, manufacturing and distribution methods and processes, research, forms, policies, procedures, financial and sales data, pricing terms, costs, evaluations, opinions, interpretations, acquisition prospects, employee lists, property lists, the identity of customers or their requirements, the identity of key contacts within the customer’s organizations or within the organization of acquisition prospects, marketing and merchandising techniques, business plans, negotiation and documentation strategies, computer software or programs, computer software and database technologies, prospective names, and marks (collectively, “Confidential Information”)) and that all Confidential Information are and will be the sole and exclusive property of EHR (or its affiliates).

(b)           Work Product. Moreover, Executive agrees that all documents, videotapes, written presentations, brochures, drawings, memoranda, notes, records, files, correspondence, manuals, models, specifications, computer programs, emails, voice mails, electronic databases, maps, drawings, architectural renditions, proposals, and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, inventions, and other similar forms of expression (including but not limited to (i) maps, data, and reports that relate to results of exploration, drilling, drill cores, cuttings, and other samples relating to the production and operation of EHR’s oil and gas properties (whether owned or prospective) or the conduct of its midstream operations and (ii) title opinions; abstracts of title; seismic data; land, accounting, production, or operating expense records; engineering, geological, or geophysical data; development plans and permits; or any other material or writing of whatever kind embodying any other information relating to the production and operation of EHR’s oil and gas properties or the conduct of its midstream operations (whether owned or prospective)) (collectively, “Work Product”) are and will be the sole and exclusive property of EHR (or its affiliates).

Upon Executive’s termination of employment with EHR, for any reason, Executive must promptly deliver all Confidential Information and Work Product, and all copies thereof, to EHR.

6.2          Disclosure to Executive. EHR has and will (a) disclose to Executive, or place Executive in a position to have access to or develop, Confidential Information and Work Product of EHR (or its affiliates); (b) entrust Executive with business opportunities of EHR (or its affiliates); and (c) place Executive in a position to develop business good will on behalf of EHR (or its affiliates). Executive acknowledges that he has and will receive Confidential Information or Work Product of EHR (and its affiliates) and further agrees to preserve and protect the confidentiality of all Confidential Information or Work Product of EHR (and its affiliates). Executive acknowledges that EHR is engaged in a highly competitive business and the success of EHR (and its affiliates) in the marketplace depends upon its good will and reputation. Executive acknowledges that he has and will have a major responsibility for the growth and development of EHR and its relationships with its customers and that the agreements and covenants made in this Article 6 and Article 7 below are essential to protect the Confidential Information and Work Product and the business interests and good will of EHR (or its affiliates) and EHR would not enter into this Agreement with Executive but for such agreements and covenants.

6.3          No Unauthorized Use or Disclosure. Executive agrees that he will not at any time during or after Executive’s employment by EHR, make any unauthorized disclosure of Confidential Information or Work Product of EHR (or its affiliates), and will not make any use thereof, except in the carrying out of Executive’s responsibilities during the course of Executive’s employment with EHR. Executive will have no obligation hereunder to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by applicable law; provided, however, that in the event disclosure is required by applicable law, Executive must provide EHR with prompt notice of such requirement prior to making any such disclosure, so that EHR may seek an appropriate protective order. At the request of EHR at any time, Executive agrees to deliver to EHR all Confidential Information that he may possess or control. Executive agrees that all Confidential Information of EHR (whether now or hereafter existing) conceived, discovered, or made by him during the period of Executive’s employment by EHR exclusively belongs to EHR (and not to Executive), and Executive will promptly disclose such Confidential Information to EHR and perform all actions reasonably requested by EHR to establish and confirm such exclusive ownership. Affiliates of EHR will be third party beneficiaries of Executive’s obligations under this Article. As a result of Executive’s employment by EHR, Executive may also from time to time have access to, or knowledge of, Confidential Information or Work Product of third parties, such as customers, suppliers, partners, joint venturers, and the like, of EHR and its affiliates. Executive also agrees to preserve and protect the confidentiality of such third party Confidential Information and Work Product to the same extent, and on the same basis, as EHR’s Confidential Information and Work Product.

6.4          Ownership by EHR. If, during Executive’s employment by EHR, Executive creates any work of authorship fixed in any tangible medium of expression that is the subject matter of copyright (such as videotapes, written presentations, or acquisitions, computer programs, emails, voice mails, electronic databases, drawings, maps, architectural renditions, models, manuals, brochures, or the like) relating to EHR’s business, products or services, whether such work is created solely by Executive or jointly with others (whether during business hours or otherwise and whether on EHR’s premises or otherwise), including any Work Product, EHR will be deemed the author of such work if the work is prepared by Executive in the scope of Executive’s employment; or, if the work is not prepared by Executive within the scope of Executive’s employment but is specially ordered by EHR as a contribution to a collective work, as a part of a motion picture or other audiovisual work, as a translation, as a supplementary work, as a compilation, or as an instructional text, then the work will be considered to be work made for hire and EHR will be the author of the work. If such work is neither prepared by Executive within the scope of Executive’s employment nor a work specially ordered that is deemed to be a work made for hire, then Executive hereby agrees to assign, and by these presents does assign, to EHR all of Executive’s worldwide right, title, and interest in and to such work and all rights of copyright therein.

6.5          Assistance by Executive. During the period of Executive’s employment by EHR and thereafter, Executive will assist EHR and its nominee, at any time, in the protection of EHR’s (or its affiliates’) worldwide right, title, and interest in and to Work Product and the execution of all formal assignment documents requested by EHR or its nominee and the execution of all lawful oaths and applications for patents and registration of copyright in the United States and foreign countries.

6.6          Remedies. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article by Executive, and EHR or its affiliates will be entitled to enforce the provisions of this Article by terminating payments then owing to Executive under this Agreement or otherwise and to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies will not be deemed the exclusive remedies for a breach of this Article 6 but will be in addition to all remedies available at law or in equity, including the recovery of damages from Executive and his agents.

Article VII
Non-Competition and Non-Solicitation Obligations

7.1          General. As part of the consideration for EHR’s continued employment of Executive and the compensation and benefits that may be paid to Executive following EHR’s and Executive’s entry into this Agreement, to protect the trade secrets and Confidential Information and Work Product of EHR and its affiliates that will in the future be disclosed or entrusted to Executive, the business good will of EHR and its affiliates that will in the future be developed by Executive, or the business opportunities that will in the future be disclosed or entrusted to Executive by EHR or its affiliates; and as an additional incentive for EHR to enter into this Agreement, EHR and Executive agree to the provisions of this Article. Executive agrees that during his employment with EHR and for a period of two years following the termination of Executive’s employment with EHR for any reason (the “Non-Compete Period”), Executive will not, without the prior written consent of EHR:

(a)           directly or indirectly participate in the ownership, management, operation, or control of, or be connected as an officer, employee, partner, director, consultant, contractor, or otherwise with, or have any financial interest in or aid or assist anyone else in the conduct of, any oil and gas exploration or production business or midstream oil and gas operations in any of the Business Territories of EHR (a “Competitive Operation”); provided, however, that this provision will not preclude Executive after the termination of his employment with EHR from (i) owning less than 5% of the equity securities of any publicly held Competitive Operation so long as Executive does not serve as an employee, officer, director, or consultant to such business, (ii) being engaged as an investment banker and/or financial advisor to oil and gas exploration or production business entities, (iii) being employed by a commercial bank or investment management company; or (iv) engaging in any activity expressly permitted by this Agreement;

(b)           call upon any prospective acquisition candidate on Executive’s own behalf or on behalf of any Competitive Operation, which candidate is a Competitive Operation or which candidate was, to Executive’s knowledge after due inquiry, either called upon by EHR or an affiliate or for which EHR or an affiliate made an acquisition analysis, for the purpose of acquiring such entity; or

(c)           directly or indirectly, either as principal, agent, independent contractor, consultant, director, officer, employee, employer, advisor, member, stockholder, partner, or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any other person or entity either (i) hire, contract, or solicit or attempt any of the foregoing with respect to hiring any then present employee (or person who was an employee at any time during the six-month period prior to termination of Executive’s employment) of EHR or any affiliate, or (ii) induce or otherwise counsel, advise, or encourage any employee of EHR or any affiliate to leave the employment of EHR or any affiliate.

7.2          Non-Disparagement. During Executive’s employment with EHR and following any termination of employment with EHR, Executive and EHR mutually agree not to disparage, either orally or in writing, Executive, EHR, or any of their respective affiliates’ business, products, services, or practices, or any of EHR’s or its affiliates, directors, officers, agents, representatives, stockholders, partners, members, employees, or affiliates.

7.3          Remedies. Executive acknowledges that money damages would not be a sufficient remedy for any breach of this Article by Executive, and EHR or its affiliates will be entitled to enforce the provisions of this Article by terminating payments then owing to Executive under this Agreement or otherwise and to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies will not be deemed the exclusive remedies for a breach of this Article but will be in addition to all remedies available at law or in equity, including the recovery of damages from Executive. The parties agree that in the event any violation of this Article 7 is determined, the Non-Compete Period shall be extended by a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation shall have terminated.

7.4          Reformation. EHR and Executive agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Article 7 would cause irreparable injury to EHR. If any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, EHR and Executive intend to make this provision enforceable under the law or laws of all applicable states so that the entire agreement not to compete and this Agreement as prospectively modified will remain in full force and effect and will not be rendered void or illegal. Such modification will not affect the payments made to Executive under this Agreement.

Article VIII
Dispute Resolution

8.1          General. Executive and EHR explicitly recognize that no provision of this Article VIII will prevent either party from seeking to resolve any dispute relating to Article VI or Article VII of this Agreement in a court of law.

8.2          Negotiation. The parties will attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiations between Executive and the Lead Director of EHR who has authority to settle the controversy. Any party may give the other party written notice of any dispute not resolved in the normal course of business. Within 10 days after the effective date of such notice, Executive and the Lead Director of EHR will meet at a mutually acceptable time and place within the Dallas/Fort Worth or Houston, Texas metropolitan areas, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute. If the matter has not been resolved within 30 days after the disputing party’s notice, or if the parties fail to meet within 10 days, either party may initiate arbitration of the controversy or claim as provided in Section 8.3. If a negotiator intends to be accompanied at a meeting by an attorney, the other negotiator will be given at least three business days’ notice of such intention and may also be accompanied by an attorney. All negotiations pursuant to this Section will be treated as compromise and settlement negotiations for the purposes of the federal and state rules of evidence and procedure.

8.3          Arbitration. EHR and Executive agree that after efforts to negotiate any dispute in accordance with Section 8.2 have failed, then either party may by written notice (the “Notice”) demand arbitration of the dispute as set out below, and each party hereto expressly agrees to submit to, and be bound by, such arbitration.

(a)           Within 10 business days after the Notice, the parties must agree on an arbitrator experienced in dispute resolution and of good character without moral turpitude and not within the employ or direct or indirect influence of either party. If the parties cannot agree on an arbitrator, an arbitrator will be appointed by a court pursuant to section 171.041 of the Texas Civil Practice and Remedies Code. The arbitrator will set the rules and timing of the arbitration, but will generally follow the rules of the American Arbitration Association, but not under its auspices, and this Agreement where they are applicable and will provide for a reasoned opinion.

(b)           The arbitration hearing will in no event take place more than 180 days after the appointment of the arbitrator.

(c)           The arbitration will take place in the Dallas/Fort Worth metropolitan area unless otherwise unanimously agreed to by the parties.

(d)           The results of the arbitration and the decision of the arbitrator will be final and binding on the parties, and each party agrees and acknowledges that these results will be enforceable in a court of law.

(e)           All administrative costs and expenses of the mediation and arbitration will be borne equally by EHR and Executive during the pendency of the proceedings. Such costs and expenses do not include attorneys’ fees, expert witness fees or other party generated expenses. Upon the conclusion of the proceedings, the prevailing party will be entitled to recover reasonable and necessary attorneys’ fees, expert witness fees, and costs and expenses of arbitration.

Article IX
Miscellaneous

9.1          Payment Obligations Absolute. Except as specifically provided in Sections 5.4, 6.6, 7.3, and this Section, EHR’s obligation to pay (or cause one of its subsidiaries to pay) Executive the amounts and to make the arrangements provided herein will be absolute and unconditional and will not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense, or other right which EHR (including its subsidiaries) may have against Executive or anyone else. All amounts payable by EHR (including its subsidiaries hereunder) will be paid without notice or demand. Executive will not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and, except as provided in Section 5.2(b), the obtaining of any such other employment will in no event effect any reduction of EHR’s obligations to make (or cause to be made) the payments and arrangements required to be made under this Agreement. Executive agrees that compensation and benefits provided by EHR under this Agreement or otherwise will be subject to recoupment or clawback by EHR under any applicable clawback or recoupment policy of EHR that is generally applicable to EHR’s executives, as may be in effect from time-to-time, or as required by applicable law.

9.2          Trade Secrets Act. Nothing in this Agreement is intended to or shall be interpreted: (i) to restrict or otherwise interfere with Executive’s obligation to testify truthfully in any forum; (ii) to restrict or otherwise interfere with Executive’s right and/or obligation to contact, cooperate with, provide information in confidence to – or testify or otherwise participate in any action, investigation or proceeding of – any government agency or commission; or (iii) to disclose any information or produce any documents as is required by law or legal process. In addition, the Defend Trade Secrets Act of 2016 (the “Act”) provides that: (1) An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that – (A) is made – (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. The Act further provides that: (2) An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual – (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

9.3          Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder must be in writing and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth below prior to 3:30 p.m. (Central time) on any clay except Saturday, Sunday and any federal legal holiday in the United States (“Business Day”), (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth below on a day that is not a Business Day or later than 3:30 p.m. (Central time) on any Business Day, (c) the second Business Day following the date of transmittal, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. All notices and demands to Executive or EHR may be given to them at the following addresses:

If to Executive to:	Gary C. Evans
P.O. Box 540308
Dallas, Texas 75354

If to EHR:	Energy Hunter Resources, Inc.
1048 Texan Trail
Grapevine, Texas 76051
Facsimile:
Attention: Lead Director

Such parties may designate in writing from time to time such other place or places that such notices and demands may be given.

9.4          Applicable Law; Submission to Jurisdiction.

(a)           This Agreement is entered into under, and will be governed for all purposes by, the laws of the State of Texas, without regard to conflict of law principles thereof.

(b)           With respect to any claim or dispute related to or arising under this Agreement, the parties hereto hereby consent to the exclusive jurisdiction, forum, and venue of the state or federal (to the extent federal jurisdiction exists) courts located in Dallas or Harris Counties in the State of Texas.

9.5          No Waiver. No failure by either party hereto at any time to give notice of any breach by the other party of or to require compliance with, any condition or provision of this Agreement will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

9.6          Severability. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction by reason of applicable law will, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

9.7          Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same agreement.

9.8          Withholding of Taxes and Other Employee Deductions. EHR may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city, and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other customary employee deductions made with respect to EHR’s employees generally.

9.9          Headings. The Section headings have been inserted for purposes of convenience and will not be used for interpretive purposes.

9.10       Gender and Plurals. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

9.11       Assignment. This Agreement will be binding upon and inure to the benefit of EHR and any successor of EHR, by merger or otherwise. This Agreement will also be binding upon and inure to the benefit of Executive and his heirs, devisees, legal representatives and assigns. If Executive dies prior to full payment of amounts due pursuant to this Agreement, such amounts will continue to be payable pursuant to the terms of this Agreement. Executive will not have any right to pledge, hypothecate, anticipate, or assign any portion of this Agreement or any of his rights hereunder, except by will or the laws of descent and distribution.

9.12       Term. This Agreement has a term co-extensive with the term of employment provided in Section 3.1. Termination of this Agreement will not affect any right or obligation of any party which is accrued or vested prior to such termination. The provisions of Articles V, VI, VII and VIII will survive the termination of this Agreement and will be binding upon Executive and his heirs, devises, legal representatives, and assigns following such termination.

9.13       Entire Agreement. This Agreement constitutes the entire agreement of the parties with regard to its subject matter; provided, however, this Agreement does not (a) nullify the terms of any equity awards granted to Executive before the Effective Date, (b) amend or affect the Indemnification Agreement dated as of [●], 2016 between EHR and Executive or (c) affect the rights of either party under the Prior Agreement that accrued before the Effective Date. Any modification of this Agreement will be effective only if it is in writing and signed by the party to be charged.

9.14       Expenses. EHR will reimburse Executive up to $2,500 for his legal fees and expenses in connection with this Agreement. Each party will otherwise pay all fees and expenses incurred by such party incident to the negotiation, preparation and execution of this Agreement.

[Signature page follows on next page.]

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first written above.

Energy Hunter Resources, Inc.,		Gary C. Evans
a Delaware corporation

By	/s/ Joe L. McClaugherty	/s/ Gary C. Evans
	Joe L. McClaugherty, Lead Director	Gary C. Evans